PELLEGRINO, LLC

303 West Lancaster Avenue, Suite 302 ■ Wayne, PA 19087

TEL (856) 292-8331 ■ FAX (856) 504-0202

mp@pell-law.com ■ www.pell-law.com

Michael T. Pellegrino

Attorney at Law

Admitted in Pennsylvania

& New Jersey

September 20, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White, Division of Investment Management

Re:	Alpha Architect ETF Trust (the “Trust”)

(File Nos. 333-195493 and 811-22961)

Dear Ms. White:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to the Merlyn.AI Bull-Rider Bear-Fighter ETF and the Merlyn.AI Tactical Growth and Income ETF, each a new series of the Trust (each, a “Fund” and together, the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2019. The Trust has considered the comments you provided on behalf of the Commission staff’s (the “Staff”) and has authorized me to make the responses and changes discussed below to the registration statement on its behalf. Below, are descriptions of the changes that have been made to the registration statement in response to the Staff’s comments.

Prospectus Comments

Comment 1.	Please provide a copy of each Fund’s Index methodology (the White paper) via email to me prior to the effective date of the Funds’ registration statement.

Response 1. The Trust hereby confirms that it will provide a copy of each Fund’s Index methodology to you via email prior to the effective date of the Funds’ registration statement.

Comment 2.	Please update each Fund’s series, Class id, and ticker symbol on EDGAR concurrently with the Funds’ 485(b) filing.

Response 2. The Trust hereby confirms that each Fund’s series, Class id, and ticker symbol will be disclosed and updated on EDGAR concurrently with the Funds’ 485(b) filing.

Comment 3.	Please provide the completed fee table for each Fund in advance of the effective date.

PELLEGRINO, LLC

Response 3. The Trust hereby confirms that the fee table information has been updated in the Funds’ 485(b) filing.

Comment 4.	Please confirm that each Fund’s contractual advisory fee waiver will be for a period of at least one year from the registrations statement’s effective date.

Response 4. The Trust hereby confirms that each Fund’s contractual advisory fee waiver will be for a period of at least one year from the registrations statement’s effective date.

Comment 5.	In the “Fees and Expenses” Examples in the prospectus, please clarify whether the example reflects the advisory fee waiver.

Response 5. The Trust has revised the language in the Example for each Fund to clarify that the example reflects the advisory fee waiver.

Comment 6.	In the “Principal Investment Strategies” section of the prospectus, please re-write and simply the description of each Fund’s Index construction methodology using Plain English.

Response 6. The Trust has re-written and simplified the description of each Fund’s Index construction methodology using Plain English.

Comment 7.	Noting that the Fund’s will utilize “representative sampling,” please indicate whether there is a possibility that either Fund will invest in only one underlying security (ETF).

Response 7. The Trust hereby confirms that each Fund will at all time, invest in more than one security.

Comment 8.	In the “Principal Risks” section of the prospectus, please simply the risk descriptions using Plain English concepts.

Response 8. The Trust has simplified the risk descriptions using Plain English concepts.

Comment 9.	In the “Principal Risks” section of the prospectus, please re-order each Fund’s risk descriptions in order of importance for that Fund.

Response 9. The Trust confirms that each Fund’s risk descriptions have been re-ordered in accordance with the Trust’s view of their relative importance to that Fund.

Comment 10.	There is a description of “monthly rebalance risks” in the “Additional Information About the Funds’ Risks” section of the prospectus. Please add a corresponding description of such risks to each Fund’s Item 4 risk disclosure.

Response 10. The Trust confirms a description of “monthly rebalance risks” has been added to each Fund’s Item 4 description of risks.

PELLEGRINO, LLC

SAI Comment

Comment 11.	For purposes of applying the limitation set forth in the concentration policy, please add a statement that the Funds will look-through to the portfolio holdings of the underlying ETFs.

Response 11. The Trust respectfully declines to accept the Staff’s comment. The Trust takes the position that concentration in a particular industry is determined at the Fund level rather than by “looking through” to the portfolio holdings of underlying funds. We are not aware of any published Commission or Staff authority that requires a fund-of-funds to “look through” its underlying funds for purposes of applying the fund-of-funds’ concentration policy. To the extent a Fund makes direct investments in securities and instruments not issued by other investment companies, the Funds will consider the industries to which such direct investments belong for purposes of applying the concentration policy.

The Funds disclose that they do not treat investment companies as a particular industry for purposes of their concentration policy. We believe this approach is consistent with prior Commission guidance.1 Specifically, the Commission’s Guide 19 stated “[a] registrant . . . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” As we believe the Trust’s position is reasonable, and therefore consistent with Commission guidance on industry classification, we believe the disclosure is appropriate as is.

* * * * *

If you have any questions, please feel free to contact me at (856) 292-8331.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino

[1]	Registration Form Used by Open-End Management Investment Companies, Securities Act Rel. No. 6479 at Guide 19 (Aug. 12, 1983) (“Guide 19”).